Mail Stop 3561

June 21, 2007

Cecil Morris
President
Synthenol Inc.
Suite 206, 388 Drake
Vancouver, BC V6B 6A8
Canada

      Re: **Synthenol Inc.**
                Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
                File No. 000-29219

Dear Mr. Morris:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Emerging Growth Companies